VERA ROASTING COMPANY, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

April 20, 2018

VERA ROASTING COMPANY, INC.

BALANCE SHEET

DECEMBER 31, 2017 & 2016

ASSETS

CURRENT ASSETS	2017	2016
Cash	$ 18,530	$ 9,297
Accounts Receivable	-	846
Inventory	9,336	12,442
Prepaid Expenses	-	1
TOTAL CURRENT ASSETS	27,867	22,586
NON-CURRENT ASSETS		
Intellectual Property	19,277	19,110
Security Deposits	4,600	-
TOTAL NON-CURRENT ASSETS	23,877	19,110
TOTAL ASSETS	$ 51,743	$ 41,696

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 9,188	$ 17,128
Accrued Expense	7,882	7,086
Unearned Revenue	-	50
Loan from Related Party	502	59
TOTAL CURRENT LIABILITIES	17,572	24,323
TOTAL LIABILITIES	17,572	24,323
SHAREHOLDERS' EQUITY		
Capital Stock (9,000,000 shares authorized, 5,844,400 shares issued and outstanding. $0.0001 par value)	762	584
Additional Paid-in-Capital	166,595	37,896
Retained Earnings (Deficit)	(133,186)	(21,109)
TOTAL SHAREHOLDERS' EQUITY	34,171	17,371
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$ 51,743	$ 41,694

VERA ROASTING COMPANY, INC.
INCOME STATEMENT
DECEMBER 31, 2017 & 2016

	2017	2016
Operating Income		
Sales	$ 77,490	$ 89,107
Cost of Goods Sold	(50,103)	(51,724)
Gross Profit	27,387	37,383
Operating Expense		
Payroll	57,911	19,977
Marketing	27,229	21,528
Rent & Utilities	15,239	-
Equipment and Tooling	14,922	-
General & Administrative	12,341	8,160
Supplies	7,895	2,060
Contract Labor	1,575	2,913
Computer & Internet	685	2,243
	137,796	56,881
Net Income from Operations	(110,409)	(19,498)
Other Income (Expense)		
Sales and Local Tax	(1,342)	(1,633)
Interest Expense	(57)	-
Net Income Before Provision for Income Tax	(111,809)	(21,131)
Provision for Income Taxes at 15% Rate	-	-
Net Income	$(111,809)	$ (21,131)

VERA ROASTING COMPANY, INC.
CASH FLOW STATEMENT
DECEMBER 31, 2017 & 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) for the Period	$ (111,809)	$ (21,131)
Change in Receivables	846	(846)
Change in Inventory	3,106	(7,471)
Change in Other Assets	(4,599)	89
Change in Payables	(7,940)	9,175
Change in Accrued Expense	796	3,286
Change in Unearned Revenue	(50)	(2,913)
Net Cash Flows from Operating Activities	(119,650)	(19,811)
Cash Flows from Investing Activities		
Capitalization of Intellectual Property Expense	(167)	(13,980)
Loan from Related Party	443	(159)
Net Cash Flows from Investing Activities	277	(14,139)
Cash Flows from Financing Acitivities		
Sales of Simple Agreements for Future Equity	128,877	35,480
Net Cash Flows from Financing Activities	128,877	35,480
Cash at Beginning of Period	9,027	7,497
Net Increase (Decrease) in Cash	9,503	1,530
Cash at End of Period	$ 18,530	$ 9,027

VERA ROASTING COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Vera Roasting Company, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and New Hampshire. Vera Roasting Company is the only coffee company selling coffee infused with resveratrol, the all-natural antioxidant contributing to the heart-healthy nature of red wine. The Company operates a direct-to-consumer e-commerce site and also sells wholesale to local retailers as well as one national chain.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Management's experience with the Company's customer base suggests that losses on account are likely to be rare. Therefore, no amount has been recognized in the financial statements to account for anticipated losses on accounts receivable.

Inventory

The Company's inventory consists of products held for sale to the Company's customers. Management's experience suggests that losses due to spoilage or obsolescence of the Company's inventory items are likely to be rare. Thus, no amount has been recognized in the financial statements to account for worthless inventory.

Intellectual Property

Intellectual Property consists of capitalized expenses associated with securing legal rights to production processes developed by the Company.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company incurred a net operating loss during tax years 2017 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021.

The Company is subject to Income Tax in the State of New Hampshire. The Company's New Hampshire tax filings for tax year 2016 and 2017 will be subject to review by that State until the expiration of the statutory period in 2020 and 2021, respectively.

The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for tax year 2016 and 2017 will be subject to review by that State until the expiration of the statutory period in 2020 and 2021, respectively.

Equity Compensation

In 2015, the Company developed an Equity Incentive Plan ("the Plan") to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain, and motivate persons who make important contributions to the Company. Employees and outsiders are eligible to participate in the Plan. Rights associated with equity granted under the plan (generally consisting of Restricted Stock) vest on a schedule determined by the Board of Directors and is either granted outright or purchased at a price set by the Board. Stock purchased under the plan is subject to the restriction that the minimum price shall be the fair market value of the stock as of the grant date of the associated option. Equity issued under the plan in 2015, 2016, and 2017 was as follows:

Year	Type	Authorized	Issued and Outstanding
2015	Restricted Stock	7,000,000 shares	3,000,000
2016	Restricted Stock	7,000,000 shares	3,844,500
2017	Restricted Stock	7,000,000 shares	6,751,187

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before April 20, 2018, the date that the financial statements were available to be issued.